FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of March 2008.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Information furnished on this form:

EXHIBIT

Exhibit Number
1.	Nomura Announces New Management Lineup
2.	(English Translation) Nomura Holdings 104th Fiscal Year Third Quarterly Report
3.	Nomura Announces Results of Share Buyback Program from Market

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: March 3, 2008

	By:	/s/ Toshio Hirota
Toshio Hirota
Executive Managing Director

Nomura Announces New Management Lineup

Tokyo, March 3, 2008—Nomura Holdings, Inc. today announced a new lineup of executive officers as well as key management changes at its subsidiaries. All appointments are effective as of April 1, 2008.

Nomura Holdings and Nomura Securities Top Management

Nomura Holdings President & CEO/	Kenichi Watanabe
Nomura Securities President & CEO

Nomura Holdings Deputy President & COO/	Takumi Shibata
Nomura Securities Deputy President

Nomura Securities Chairman and Vice Chairmen

Chairman	Nobuyuki Koga
Vice Chairmen	Hiroshi Toda
Kazutoshi Inano
Takashi Yanagiya
Isao Shirai

Business Division CEOs

Domestic Retail CEO	Hitoshi Tada
Global Markets CEO	Akira Maruyama
Global Investment Banking CEO	Hiromi Yamaji
Global Merchant Banking CEO	Shoichi Nagamatsu
Asset Management CEO	Atsushi Yoshikawa

Group Compliance Head

Group Compliance Head	Hiroshi Tanaka

Nomura Holdings Board of Executive Officers

Nobuyuki Koga
President & CEO	Kenichi Watanabe
Deputy President & COO	Takumi Shibata
Chief Information Officer	Akihiko Nakamura
Head of Communications	Toshio Hirota
Head of Internal Audit	Hideyuki Takahashi
Head of Regional Management, Europe	Yugo Ishida
Head of Group Human Resources Development	Akihito Watanabe
Chief Financial Officer	Masafumi Nakada
Head of Corporate Office	Noriaki Nagai
Head of Regional Management, Americas	Shigesuke Kashiwagi
Head of Regional Management, Asia	Yoshinori Go
Global Markets (based in Europe)	Yuji Nakata
Head of Regional Management, Asia	Yoshihiro Fukuta

Changes to Key Positions at Other Group Companies

Nomura Asset Management Co., Ltd.
President	Atsushi Yoshikawa

The Nomura Trust & Banking Co., Ltd.
President	Toshihiro Iwasaki

Nomura Pension Support & Service Co., Ltd.
President	Etsuo Misonou

Nomura Babcock & Brown Co., Ltd.
President	Shogo Sakaguchi

Nomura Business Services Co., Ltd.
President	Yuki Takahashi

Key Appointments in International Operations

Nomura Securities International, Inc.
Chairman	Shigesuke Kashiwagi
President and CEO	Naoki Matsuba
Regional Line Head US Equity	Koji Wada
Regional Line Head US Equity	Craig Phares

Nomura Italia SIM p.A.
President	Kazuhisa Kishimoto

Nomura Asia Holding N.V.
President and CEO	Yoshinori Go
COO	Yoshihiro Fukuta

Nomura International (Hong Kong) Limited
President and CEO	Yoshihiro Fukuta
Regional Line Head Asia Investment Banking	Toshiyasu Iiyama

Nomura Singapore Ltd.
President	Seiichiro Miyaoka
(Concurrently Regional Line Head Asia Asset Finance)

Ends

For further information please contact:

Name	Company	Telephone
Kimiharu Suzuki	Nomura Holdings, Inc.	81-3-3278-0591

Michiyori Fujiwara	Group Corporate Communications Dept.

Notes to editors:

Nomura

Nomura is a leading financial services group and the preeminent Asian-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura employs about 18,000 staff worldwide. Nomura’s unique understanding of Asia enables the company to make a difference for clients through five business divisions: domestic retail, global markets, global investment banking, global merchant banking, and asset management. For further information about Nomura, please visit www.nomura.com.

[English Translation]

NOMURA

Nomura Holdings, Inc.

104th Fiscal Year Third Quarterly Report

To our Shareholders

I am pleased to present you with our business report for the third quarter (October 1, 2007 – December 31, 2007) of the fiscal year ending March 31, 2008.

First, I would like to announce that the dividend for the third quarter will be 8.5 yen per share in accordance with our previously announced dividend policy. This is the same amount as the dividend for the second quarter.

Although there was a drop-off in housing investment, the Japanese economy continued to grow modestly during the third quarter, supported by firm capital investment activity as well as exports. On the other hand, the stock market performed poorly during the quarter, as earnings announcements from financial institutions across the globe have again revealed the severity of the subprime-related problems.

This global financial market turmoil presented us with a difficult business environment during the third quarter. Under accounting principles generally accepted in the United States (U.S. GAAP), we reported consolidated net revenue of 276.1 billion yen, while income before income taxes was 46.1 billion yen and net income was 22.6 billion yen for the quarter. As a result, consolidated return on equity (ROE) was 4.1%.

Stock markets around the world have seen significant declines since the start of 2008, due to heightened concerns about a U.S. economic recession as well as fears that losses related to securitized products may expand. Although financial markets remain unsettled, we expect that recently announced fiscal stimulus measures as well as monetary easing in the U.S. will allow the U.S. and Japanese economies, as well as the rest of the global economy, to resume growth in the second half of the year, and that the Asian economy will also maintain its firmness and continue to expand.

We view the current market environment as an opportunity for change, and believe that by listening closely to our clients and providing services that meet their needs, we can continue to strengthen our domestic client base and expand our profitable business opportunities. At the same time, we will position Asia as one of our main pillars of growth as we make further reforms to our business overseas.

We look forward to your continued support.

February 2008

Nobuyuki Koga

President and Chief Executive Officer

Nomura Holdings, Inc.

1

Third Quarter Financial Highlights

Net revenue for the third quarter was 276.1 billion yen. Income before income taxes was 46.1 billion yen. Net income was 22.6 billion yen. ROE* for the third quarter was 4.1%.

*	Annualized

Number One Ranking in League Tables (Calendar Year 2007)

Nomura Group was ranked number one in the 2007 (calendar year) league tables for global equity and equity-related (Japan) and for any Japanese involvement financial advisors.

5th consecutive year ranked number one in equity and equity-related league table

Global Equity & Equity-related (Japan)

Rank	Bookrunner	Jan. 1, 2007 - Dec. 31, 2007
		Proceeds (USD mil)	Mkt. Share	No. of Deals
1	Nomura	10,379	40.9%	75
2	Daiwa Securities SMBC	2,585	10.2%	60
3	Nikko Citi	2,516	9.9%	29
4	Mitsubishi UFJ Financial Group	2,494	9.8%	22
5	JP Morgan	2,301	9.1%	3
6	Mizuho Financial Group	1,529	6.0%	33
7	Morgan Stanley	1,244	4.9%	6
8	Merrill Lynch	612	2.4%	3
9	Shinko Securities	457	1.8%	24
10	UBS	437	1.7%	4

Number one ranking in M&A league table

Any Japanese Involvement Financial Advisors	Announced deals, value base

Rank	Advisor	Jan. 1, 2007 - Dec. 31, 2007
		Rank Value (USD mil)	Mkt. Share	No. of Deals
1	Nomura	34,495	22.4%	155
2	Citi	23,033	15.0%	96
3	GCA	21,967	14.3%	25
4	Merrill Lynch	21,134	13.7%	20
5	Goldman Sachs	18,965	12.3%	31
6	Mitsubishi UFJ Financial Group	18,386	11.9%	113
7	Morgan Stanley	17,503	11.4%	29
8	Mizuho Financial Group	16,021	10.4%	101
9	Daiwa Securities SMBC	15,096	9.8%	130
10	JP Morgan	14,032	9.1%	23

Source: Thomson Financial

2

Domestic Retail

Net revenue was 98.4 billion yen (-4.7% QoQ). Income before income taxes was 28.5 billion yen (-11.5% QoQ).

•

Domestic Client Assets declined by 3 trillion yen from the end of September to 81.3 trillion yen due to a downturn in the stock market. However, net asset inflow remained steady at 900 billion yen, while the number of accounts with balance increased to 4.12 million.

•

Although turmoil in the global financial markets caused commissions for distribution of investment trusts to decline, we saw strong demand for products that accurately meet clients’ potential needs. Moreover, investment trust administration fees and other grew for the twelfth straight quarter. Sales credit increased, partly due to strong sales of Toyota Motor Credit Corporation bonds. Stock brokerage commissions fell, mainly due to the stock market decline.

Global Markets

Net revenue was 103.2 billion yen (+515.8% QoQ). Income before income taxes was 24.4 billion yen.

•	In Fixed Income, interest rate and currency–linked derivative trading in Japan and Europe was solid.

•	In Equity, stock trading was strong, equity derivative trading in Europe was solid, and revenue from Instinet was firm.

Investment Banking

Net revenue was 20.8 billion yen (+92.0% QoQ). Income before income taxes was 5.7 billion yen.

•

During the period, overall domestic equity finance volume declined. However, we acted as lead manager in the large IPO by Sony Financial Holdings and several other deals and retained our high market share. As a result, we ranked number one in the Global Equity and Equity-related (Japan) league table for calendar year 2007, the fifth consecutive year we achieved the number one ranking.

•

In M&A, we were financial advisor on the tender offer by Japan Tobacco for Katokichi, and acted as financial advisor in the management integration of TIS and INTEC Holdings. We ranked number one in the M&A league table* for calendar year 2007.

*	Source: Thomson Financial

Global Merchant Banking

Net revenue was minus 10.2 billion yen. Loss before income taxes was 12.3 billion yen.

•	Unrealized losses and gains booked due to valuation at fair value of certain investee companies in Europe.

Asset Management

Net revenue was 23.2 billion yen (-2.0% QoQ). Income before income taxes was 8.6 billion yen (+12.3% QoQ).

•

Although the pace of sales of existing investment trusts slackened, partly due to the global turmoil in financial markets as well as the implementation of the Financial Instruments and Exchange Law, sales of newly-launched funds were generally robust, highlighted by the Nomura New Global High Interest Rate Currencies Fund which saw over 200 billion yen in sales during the quarter. As a result, total assets under management in Asset Management remained virtually unchanged from the end of the second quarter at 29.7 trillion yen.

Other Operating Results

Net revenue was 15.9 billion yen (-56.9%QoQ). Loss before income taxes was 3.4 billion yen.

3

Nomura Helps Clients Enjoy Retirement Years

At Nomura, we strive to help our clients enjoy fulfilling lives after retirement by providing asset management-related information and advice.

Retirement is a major event in a person’s life, and requires careful thought with respect to a number of issues, including household budgeting, medical and nursing care, and inheritance planning.

At Nomura, our asset management philosophy involves allocating money into three categories: money to enjoy, money to grow, and money to protect. We provide our clients with basic knowledge about life planning as well as individualized advice to meet their specific needs.

Nomura Securities Financial & Economic Research Center Celebrates 10 Year Anniversary

Last year, the Nomura Securities Financial & Economic Research Center happily celebrated its 10th anniversary. To celebrate this milestone, the Center has published 3 books (all in Japanese only): “Requisites for Continued Japanese Economic Strength,” “The Era of Chinese Money,” and “Asset Management Strategies Learned from the Latest in Financial Engineering.” Going forward, the Nomura Securities Financial & Economic Research Center will continue to serve as a bridge between the capital markets and investors, and keep its eyes on the future of finance.

Shareholder Notes

Fiscal Year	April 1 to March 31

Number of Shares Constituting One
Trading Unit	One Hundred (100)

	1st Quarter	2nd Quarter	3rd Quarter	Year-end
Record Date for Dividend Payments	June 30	September 30	December 31	March 31
Dividend Payment Date*	September 1	December 1	March 1	June 1

*	If the payment date falls on a Saturday or Sunday, the dividend will be paid on the next business day.

General Meeting of the Shareholders             Held in June

Special Note Regarding Forward-Looking Statements

This document contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our business, our industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of our results of operations or financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors may cause our actual results, performance, achievements or financial position expressed or implied by any forward-looking statement in this document.

4

Nomura Announces Results of Share Buyback Program from Market

Tokyo, March 3, 2008—Nomura Holdings, Inc. today announced the results of an ongoing share buyback program from the market. The program, originally announced on January 31, 2008, has been authorized for the period between February 8 and March 14, 2008, and is in accordance with Article 459-1 of the Companies Act of Japan.

Share buyback activity from February 8, 2008, to February 29, 2008:

1. Type of shares	NHI Common shares
2. Number of shares repurchased	362,600 shares
3. Aggregate purchase amount	JPY 543,226,600
4. Purchase period	February 8,2008 through February 29, 2008
5. Method of repurchased	Purchase via Tokyo Stock Exchange

Share buyback program resolution at Board of Directors meeting on January 31, 2008:

1. Type of shares	NHI Common stock
2. Total shares authorized for repurchase	Up to 25 million shares
3. Total value of shares authorized for repurchase	Up to 40 billion yen
4. Period	February 8,2008 to March 14, 2008

Ends

For further information please contact:

Name	Company	Telephone
Kimiharu Suzuki	Nomura Holdings, Inc.	81-3-3278-0591

Michiyori Fujiwara	Group Corporate Communications Dept.

Notes to editors:

Nomura Group

Nomura is a leading financial services group and the preeminent Asian-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura employs about 18,000 staff worldwide. Nomura’s unique understanding of Asia enables the company to make a difference for clients through five business divisions: domestic retail, global markets, global investment banking, global merchant banking, and asset management. For further information about Nomura, please visit www.nomura.com.